Casey's General Stores Inc

P.E. 4-30-02


Hospital
IOWA AVIATION MUSEUM
CASEY'S General Store


PER UNLEADED
UNLEADED


Marlboro



CASEY'S GENERAL

2002 ANNUAL REPORT

STORES, INC.

CASEY'S GENERAL
2002 ANNUAL REPORT
STORES, INC.

INTRODUCTIO

The Tools of the Tra

In some ways, Casey's General Stores is what we've been since we began doing business in 1968: a company that provides clean stores, courteous service, quality products, and competitive prices. We treat employees with respect, dignity, and honesty; we expect high performance and reward it. When we went public in 1983, we added *to provide shareholders with a fair return on investment* to our mission statement.

In other ways, Casey's General Stores is constantly evolving. The theme of this annual report states it well: *The Tools of the Trade Are Changing, and So Is Casey's.* A conversation with Brad Heyer, our information systems leader, is peppered with terms such as *PAP, CRIND, G-site, full-feature point of sale, Intranet, functionality*, and *interface.*

The technological lingo describes the tools Brad and his staff are giving everyone in the organization to help us do a better job of buying, pricing, controlling inventory, managing by category, achieving supply-chain efficiencies, saving time, reducing expenses, anc being accountable. It is our responsibility to learn the be ways of using the informatio the technology provides so w can reach Company goals.

When we become impatient Brad relates a story to illustrate that improving technologies is an ongoing process: A CFO and a CIO were talking about the wonders of hardware and software when the CFO asked, "When are we going to get there?" The CIO responded, "There is no *there.*"

We'll continue to work on developing what we need, using it effectively, and making sure it adds to your return on investment. We invite you to read this report cover to cover to assess how we're doing at heading toward *there.*

re Changing, and So Is Casey's.

Financial Highlights

(Dollars in thousands, except per share data)

	2002	2001	Percent change
Total revenue	**$2,056,963**	$1,927,479	+ 6.7%
Total gross profit on sales	**392,345**	362,884	+ 8.1
Cash flow from operations	**83,090**	77,996	+ 6.5
Net income	**31,745**	35,001	- 9.3
Earnings per common share (basic)	**0.64**	0.71	- 9.9
Earnings per share diluted	**0.64**	0.71	- 9.9
Shareholders of record	**3,045**	3,197	- 4.8
Employees (full and part-time)	**14,548**	13,799	+ 5.4
Number of corporate stores	**1,258**	1,191	+ 5.6


NET INCOME
In Millions
2002
$31.7
2001
$35.0
2000
$39.4
1999
$40.2
1998
$33.5


EARNINGS PER SHARE
In Dollars
2002
$0.64
2001
$0.71
2000
$0.76
1999
$0.76
1998
$0.64

Certain statements in this report, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. As discussed in more detail on page 21, such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from future results expressed or implied by those statements. Casey's disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

CHAIRMAN'S MESSAGE

Dear Shareholders:

Fiscal 2002 was another challenging year for Casey's and for the industry in general. When they sense a threat to sales, gasoline retailers tend to lower prices to keep the pumps running. When prices go down, we usually have better margins. That wasn't so this time around. Our gasoline margins stayed thin as we grew gallons sold. I believe we can achieve growth in both volume and margins in the future by buying right and managing supply more efficiently.

The other major influence in our business environment was the volatility in the pricing of cigarettes. There were so many tobacco company promotions that it was hard for our store personnel to keep up with the price changes and the supply demands. Now that we're scanning cigarettes, we will have the accurate, up-to-date data we need to make more informed decisions.

Information is power; real-time information is absolute power—that's my take on the wonders of technology. As the theme of this annual report states, *The Tools of the Trade Are Changing, and So Is Casey's.*

It has often been the case that technology applicable to other retail industries wasn't such a good fit for convenience stores. What's happened with machines and people is amazing—the machines have become more user-friendly, and we've all become more comfortable using technology.

At Casey's we always walk before we run, so we initially were careful about getting into pay at the pump. We thought it might be detrimental to inside sales. It wasn't; it actually brought in business—both inside and outside. The platform for pay at the pump allowed us to start scanning cigarettes immediately. Scanning is the real key to improving inside margins, and we're headed toward full-feature point of sale.

We're the beneficiary of the attempt to have video venues at pumpstands. Though on-site video advertising proved unrealistic, the installation of requisite satellite dishes was the impetus for establishing an Intranet system that will give us, among other advantages, better control of gasoline inventory.

To most of our customers, convenience equals speed—they want to get in and out quickly. Pay at the pump saves time, especially for women with infants and small children. Our use of a satellite base for credit card transactions and check verifications will be another time-saver.

Developing all the technological advancements we're undertaking will eventually lead to better accountability through a retail accounting system. It will probably be about three years before we're able to track all costs and sales prices continually.

Everything we can do to improve our margins inside the stores is much more important than building a lot of new stores. Growth for the sake of growth isn't the way to go. We'll still build some stores, but we'll be more focused on upgrading our older stores, buying franchise stores, and acquiring competitors' stores

We're aware of the effects the big box stores have had in other markets—so far not much in our territory—and of the need to judge the rippl effect. A lot of small chains and single operators wanting to sell creates an opportunity for us, especially in the smaller towns that match our business model. The best time to buy is in a down market when would-be bidders have leveraged their balance sheets so much they can't borrow money. A beautiful thing about this company is that we've always concentrated on keeping our balance sheet clean, so we're in a good position to buy when the opportunities arise.

Management got smarter about dealing with volatile markets in fiscal 2002. Now, we just need to make sure our good ideas make their way to the bottom line.

Donald F. Lamberti

Donald F. Lamberti



CEO'S MESSAGE

Dear Shareholders:

Twelve months ago, I told you our priority in the coming year would be recovering lost ground and moving ahead on gasoline and inside sales. We exceeded our top-line targets, but margins suffered.

Performance in Fiscal 2002

Gasoline and insides sales accelerated early in the first quarter and continued to rise through the fourth. We were looking for a 15% annual improvement in both categories and achieved a 15.9% increase in gasoline gallons sold and a 17% increase in inside sales.

Competitive pricing resulted in thinner margins on gasoline. The average for the year was 9.6 cents per gallon—below our goal of 10.5 cents. The average margin on inside sales was also below goal at 36.7% versus the expected 38.7%. Volatility in cigarette prices was the prime culprit—too many price changes on too many products made it easy to make mistakes and difficult to protect margins.

We intended to keep operating expenses under 14% of sales and allow them to grow no faster than gross profit. For the fiscal year, operating expenses were 14% of sales and grew 11.6% while gross profit was up 8.1%. Though we slowed the rate of increase for expenses, our margins were too tight to permit a corresponding rate of increase in gross profit.

We are turning to technology to help us build gross profit by enhancing customer service and improving internal efficiency. We invested heavily in pay at the pump throughout fiscal 2002 and ended the year with installations in more than 450 stores. In the third quarter we began using the same technology to scan tobacco products, providing accurate pricing and increasing inventory efficiencies.

Scanning is the precursor to full-feature point of sale, previously unworkable for us because of hardware and software challenges. The most troublesome issues have now been resolved, and we are in the midst of preliminary field-testing. Experimenting with video advertising venues gave us a shortcut to establishing real-time satellite communication with our stores, and the process is underway.

Our original expansion goal was to have 1,299 corporate stores by fiscal year-end, growing by building new stores, buying franchise stores, and acquiring competitor stores. As of April 30, the number of corporate stores was 1,258. Don has already told you we have changed our perspective on expansion. Adding stores will always be important, but getting more out of the stores we own is more important than owning more stores.

Goals for Fiscal 2003

Our goals reflect our emphasis on using technology to achieve profitable growth:

- Have approximately 40 more corporate stores.
- Have pay at the pump at virtually all stores.
- Improve gasoline gross profit by balancing growth in gallons sold and average margin per gallon.
- Have real-time satellite communication with nearly all stores.
- Be scanning cigarettes in virtually all stores.
- Have full point-of-sale capability in a number of stores.
- Increase same-store inside sales 4-6% with an average margin of 37.7%.

Reaching these goals will demand close attention to implementation and training at the corporate, regional, and store levels. It also will require the right incentives for our store managers. Our new profit-based compensation program, which takes effect August 1, will make store managers more alert to the need to increase both sales volume and gross profit while controlling expenses. A priority of all support personnel will be to help these key people meet that need.

If we succeed, I expect considerable improvement in gross profit and a further reduction in the growth rate of expenses for fiscal 2003. I also expect the combination will give me the satisfaction of reporting record net income in Casey's next annual report.



Ronald M. Lamb



Event Subsequent to Year-end

On May 12, 2002, the Board of Directors approved three officer changes. Bob Myers, who was Senior Vice President, was promoted to Chief Operating Officer. Terry Handley, formerly Vice President–Store Operations, was promoted to Senior Vice President. Darryl Bacon, previously a manager in food services, was promoted to Vice President–Food Services.

STORE OPERATIONS

As you may remember from last year's report cover, this company's headquarters are housed in a beautiful building on a near-perfect site in Ankeny, Iowa. The structure looks like the flagship office it is, but everyone inside knows it's not nearly as important as the Casey's General Store a few blocks up the street or the other 1,257 corporate stores in our 9-state marketing territory.

We've said it before, and we'll say it again: everyone at Casey's—no matter what the job—works to support our stores. Here are just a few of the tasks that kept us busy in fiscal 2002:

- We purchased, delivered, and pumped nearly 1 billion gallons of gasoline.
- We sold 10.9 million cartons of cigarettes.
- We baked 98 million doughnuts and cookies.
- We used our proprietary recipes to make 10 million pizzas topped with 7.5 million pounds of cheese.

You can see we handle a lot of product. It stands to reason, then, that we need accurate and timely information about how much we have, how much it cost us, how much we've sold, and at what margin.

The need for better information at every level is one reason Casey's is currently engaged in three technology initiatives:



Pay at the Pump
As of April 30, 2002 we had installed pay at the pump at 467 stores. The convenience has benefited both gallons sold and inside sales. It also has provided the infrastructure for the second initiative.



Scanning to Full-feature Point of Sale
Our intent is to be scanning cigarettes in virtually all stores by the end of fiscal 2003. We have installed relatively inexpensive scanners as add-ons in stores that already have pay at the pump. We are doing preliminary testing of a point-of-sale system. When it's ready, we will begin introducing it by geographical sector.



Satellite Communication
An Intranet system will allow real-time data exchange between the home office and our stores and between our dispatcher and our gas transport trucks.

We will report our fiscal 2002 results in our traditional categories of gasoline, prepared food & fountain, and grocery & other merchandise, emphasizing the rationale for these initiatives as we go. Then we'll give you total store performance and share our expectations for the coming year.

Gasoline

Our chairman frequently reminds us that Casey's stores remain what they always have been—gas stations that sell food and groceries. Gasoline definitely was our prime destination item in fiscal 2002.

Volume totaled 927.5 million gallons sold, a 15.9% increase. "There were two main contributors to our impressive growth," explained Senior Vice President Terry Handley. "One—substantially increasing the number of stores with pay at the pump—served us well all the way around; the other—competitive pricing—brought more customers to our stores but was detrimental to margins." Though the margin per gallon for the year was below target at 9.6 cents, we saw a better balance between growth and margins in the fourth quarter.


1203
MACK


GASOLINE
Margin per Gallon
Gross Profit
Gallons
(In Millions)
2002
928
$89.2
9.6¢
2001
800
$88.5
11.1¢
2000
$77.1
9.8¢
1999
693
$72.9
10.5¢
1998
609
$64.8
10.6¢

Currently, we know the number of gallons in each tank when a store opens, and we dispatch gas loads accordingly. Transport driver Tim Murray stated, "I will haul over 40,000 gallons tonight as I make 5 deliveries. When the satellites are installed, the dispatcher will be able to check tank levels at any time of day, allowing me to respond immediately to changing sales patterns."

"Any edge we gain on the front end helps our gasoline business," said Handley. Sam Billmeyer, who is in charge of gasoline purchase and delivery, and Brad Heyer, leader of our IS department, are teaming to make improvements in buying and managing supply.

"Suppliers are looking for ratability," said Billmeyer. "We move around 2.75 million gallons through our system every day. Locking in a predetermined volume over a specific time period allows for better buying opportunities."

Managing supply at the store level is always challenging, and we're always seeking ways to do it better. Moving gasoline 24 hours a day 7 days a week in the majority of our operating territories has created additional efficiencies for our transport division and at our stores. Using our auto gas ordering system to report daily store tank levels to the home office has eased store managers' workloads and improved inventory control.

As the new satellite communication system is installed across our territories, we will gain two more advantages: the ability to dispatch loads based on real-time data and the ability to change a delivery destination seconds before the truck is loaded. The first advantage will further enhance inventory controls, and the second will give us another pricing edge by making continuous dispatch cost effective.



Heyer is addressing in-house information needs as one means of helping decision-makers maximize the benefits of the initiatives now being introduced. Billmeyer believes these initiatives will create a gasoline inventory management system that is the envy of the industry.

Prepared Food & Fountain

Our prepared food & fountain category was once again crucial to our bottom line, accounting for only 18% of inside sales but contributing 30% of their gross profit. Sales in the category were up 13%, but the average margin was down to 55.4% from 56.3%—primarily because of the high cost of cheese during most of fiscal 2002.

"Cheese will always be a factor in this category," said Handley, "partly because its price is cyclical and partly because we use so much of it. The price has been dropping recently, so margins on pizza should continue to improve."

Breakfast pizza was a new addition to Casey's menu las fall, and it sold well almost everywhere it was introduced The task now is to sustain the momentum. There are multiple markets where this offering has yet to reach its peak. We'll run another promotion this summer. Flavored donuts were a big success, and we'll continue rotating them through the bakery program. We're exploring the potential of fresh-made deli sandwiches for some niche markets, and we're working on a pita wrap.

We expect to increase our success by further segmenting our food market. The point-of-sale system will help us know what products sell in specific locations, and we'll respond by giving our customers what they want. The touch screens that come with the system will improve product-tracking. Handley elaborated, "We'll know, for instance, how many pizzas a store sold between noon and 1:00 p.m. on a given day, and we'll know what else customers bought at the same time."

Grocery & Other Merchandise

There were two stories in this category: the impact of the major store reset completed the previous year and the problems with cigarettes. Sales were up 18%, but the margin was down to 32% from 34.1%.

The store reset is proving itself a success, but it is taking longer to realize the benefits than we originally estimated. The discontinued items are gone from the stores, the aisles are more open, and products are moving. Bringing newspapers inside added $750,000 a month in sales and increased store traffic, but the gross profit on those sales was only about 10%. Magazines were another big seller.


33.35
4.09
4.09
CAM
CAROL
Marlboro

The challenging part of the scanning project was designing the software to communicate pricing, track inventory, and provide adjustments. "The scanner is the best tool I've had to manage cigarette sales and inventory," exclaimed store manager Carol Anderson. "I'm looking forward to having a full point-of-sale system soon."

Specialty and seasonal items—what we call the ins and outs—have done incredibly well for us. The reset opened the door, and now we can't offer enough of them. We've only scratched the surface and will continue to learn about our capabilities. We do know that running these products through our distribution center is a real plus.

Cigarettes accounted for 33% of inside sales, but they didn't contribute enough to gross profit. That is why we decided to set zone prices from the home office and begin scanning cigarettes. Heyer and his programmers took only four months to develop and test the software that would allow us to upgrade pay-at-the-pump technology to permit scanning. The first scanner was up and running in December. The upgrade is inexpensive and takes only about fifteen minutes to install, so we are confident all stores that have pay at the pump will be scanning tobacco products before the end of July.

The technology let store personnel price cigarettes with fewer errors and helped us get our inventory in order. We also gained new insights on the sales side. "We've already been surprised at the preference variables we're seeing from one market to the next," said Handley. "Some stores are packs only; some are cartons only. That kind of information helps us manage our inventory to serve our customers and protect margins."

Scanning is a good first step, but we'll gain more from full-feature point of sale. With point-of-sale data available, we should do a better job of merchandising products by geographic area. Handley added, "We will know what product combinations our customers are most likely to buy so we can take advantage of more cross-promotional opportunities."

Bottom Line for Fiscal 2002

Total sales were up 7% to $2.1 billion from $1.9 billion. Gross profit rose 8% to $392.3 million from $362.9 million. Net income was down 9% to $31.7 million from $35 million a year ago.

Employee turnover dropped 33 percentage points from 2001 to 2002, one reason why fiscal 2002's growth in total operating expenses was held to 11.6%. On a same-store (stores in operation a year or more) basis, operating expenses were up 6.1% compared with 8.4% for fiscal 2001.

Same-store growth was promising because it gave assurance there are plenty of markets to be developed in our current locations. Same-store gasoline gallons sold were up 9.2%, prepared food & fountain sales rose 8.3%, and grocery & other merchandise sales increased 11.7%.

Outlook for 2003

Our CEO says he expects to have the pleasure of reportin record net income at the enc of fiscal 2003. We share his confidence. Why? Because the tools at Casey's are changing and so are we.

Point of sale will provide mor data about our business and our customers than we've eve had available. Our challenge will be to turn raw data into information we can use and then learn how to analyze the information so it can become the basis for sound decision-making.

Billmeyer believes the savings coming from real-time communication via satellite just in the transportation department will exceed the cost, and the feature will be valuable to almost every othe department. Once access is available at all stores, we will have the option of choosing centralized pricing for all products.

Though our new store manager compensation plan will not be in effect until August, we believe it will be an important step in ensuring corporation-wide commitment to profitable growth through better decision-making. We're hoping the plan's impact will register on the bottom line before the fiscal year ends. The plan is a true incentive-based program, and compensation will depend on store performance. It should encourage growth, keep attention on margins, and be a good expense control.



SALES RETAIL
Gasoline
Grocery & Other Merchandise
Prepared Food & Fountain
(In Millions)
2002
$1,191.2
$631.1
$159.5
2001
$1,163.0
$534.6
$140.8
2000
$934.5
$493.1
$125.4
1999
$662.1
$393.7
$113.7
1998
$671.9
$336.1
$102.7



GROSS PROFIT
Gasoline
Grocery & Other Merchandise
Prepared Food & Fountain
(In Millions)
2002
$201.8
$89.2
$88.4
2001
$182.3
$88.5
$79.3
2000
$162
$77.1
$71.1
1999
$140.4
$72.9
$63.5
1998
$122.6
$64.8
$59.1

PROPERTY MANAGEMENT

Our expansion goal was to have 1,299 corporate stores by the end of fiscal 2002. At year-end, there were 1,258 corporate stores—a net gain of 67. We constructed and opened 50 stores, bought 21 franchise stores, and acquired 2 competitor stores.

COO Bob Myers said, "We're slowing down construction because we want to acquire stores, install pay at the pump at more sites, expand scanning and full point of sale, and bring older stores up to date—all without increasing Company debt."

We think we'll be successful in purchasing most of the franchises we want. In many of our markets, we are better positioned to operate stores more profitably than the current owners do because of our critical mass and our vertical integration achieved by supplying stores from our own distribution center with our own trucks.

There were 457 corporate stores with pay at the pump installed and functioning on April 30, 2002. By April 30, 2003, we estimate there will be 1,150 stores with pay at the pump installed along with scanners or full point of sale. Some of the remaining stores will be replaced or closed; the others will have pay at the pump installed as part of a major remodel.



A typical pay-at-the-pump conversion costs $28,000; adding scanning is relatively inexpensive at about $500 per register. The costs would be higher if our own support services technicians didn't do most of the labor. When we install the point-of-sale systems, it's likely we'll use a combination of independent contractors, our own information systems personnel, and our support services technicians.

"Remodeling/replacing multiple stores every year is part of our development plans," said Myers. There were 44 major remodels and 8 replacements completed during fiscal 2002.

We anticipate doing about the same number of major remodels in fiscal 2003 as we did last year. A total of 10 replacements has already been approved. Because our service maintenance is continuous, there's limited need for either major remodels or replacements to keep our older stores up to date.

Last year, we announced a three-phase plan spread over five years for expanding the warehouse and transportation area. We completed phase one, adding space for tractor and trailer parking, in fiscal 2002. "The added concrete eliminated congestion," Myers said. "Because of the slowdown in new-store construction, phases two and three have been deferred until sometime in the future—beyond the next five years. Warehouse capacity is sufficient even if we were to alter the product mix dramatically."



We selected the pay-at-the-pump equipment to combine limited cash register functionality with a very reliable interface to the gas pumps. "We are converting 10 stores a week to pay at the pump, using our own technicians to do most of the work," said service supervisor Jim Gross.

CORPORATE FINANCE

"You've read quite a bit about the technology initiatives we have underway," said CFO Jim Shaffer, "and you're probably wondering how we intend to pay for them. The technology we want is affordable. More important, using the technology well will help us achieve what you want—profitable growth that translates to higher earnings."

Funding

We do not plan to take on any additional long-term debt. We anticipate that cash flow from operations will be adequate to cover capital expenditures for the next two years. In particular, the costs for technology will be offset by our slowdown in new-store construction.

Researching the time it takes for a new store to mature is what led us to rethink our expansion plan. Historically, a new store lost money in the first year and then gradually improved to satisfactory returns in the third or fourth year. Recently, though, the initial cost of new stores has increased and the time gap between investment and return has widened. We firmly believe that using our resources to improve technology for our existing stores and to acquire mature franchises and competitor stores will yield quicker returns.



CAPITAL STRUCTURE
Equity
Long-term Debt
(In Millions)
2002
$369.2
$173.8
2001
$340.5
2000
$308.8
1999
$301.9
1998
$263.4

Debt-to-capital Ratio

For some time it has been a financial goal to keep the debt-to-capital ratio under 40%. Because we will be balancing capital expenditures with cash flow from operations, we believe we can operate with even less long-term debt than the 32% we currently carry. Should there be shortfalls, we'll handle them with our line of bank credit.

The Company may seem asset-heavy to some people, so their obvious question is, Why not use the capital for operating the business? We have a strong balance sheet and have historically owned most of our fixed assets. Owning actually provides a greater level of control, especially for real estate with an uncertain useful life. Many of our short-term assets with predictable useful lives, like computers, are leased.

Expenses and Gross Profit

Despite some unevenness, we've been successful at building top-line growth. Over the last five years, gallons sold have increased at a compound annual rate in excess of 11% and inside sales in excess of 17%. During the same period, earnings have grown at a compound annual rate of only 4% because our expenses increased at a rate greater than our gross profit. Margins, not expenses, were the problem in fiscal 2002.

We are confident that implementing the technology initiatives will contribute to expense containment and help us manage margins more effectively. More sophisticated technology will not be enough, of course; everyone will have to become proficient at analyzing data and using it to make sound business decisions.

Financial Reporting

The technology initiatives will have a huge impact on financial reporting. "As the CFO," Shaffer said, "I'm looking forward to the day when all our stores are operating with full-feature point of sale so we can have a true retail accounting system that continually tracks, among other things, the cost of sales and the profit margins for all products. As the person responsible for investor relations, I talk with individual shareholders, institutional investment representatives, and analysts about the specifics of Casey's performance. I welcome the immediate advantage of having more real-time information to share."



89
32
15
345
60
365
53
104
271

NUMBER OF STORES



Franchise
Corporate
Total
2002
1,258
1,334
76
2001
1,191
1,286
95
2000
1,119
1,246
127
1999
1,022
1,183
161
1998
946
1,109
163

FINANCIAL INFORMATION

Selected Financial Data

(In thousands, except per share amounts)

STATEMENT OF INCOME DATA

Years ended April 30,	2002	2001	2000	1999	1998
Net sales	$ 2,053,904	$ 1,923,712	$ 1,648,195	$ 1,251,057	$ 1,186,885
Franchise revenue	3,059	3,767	5,268	5,433	5,106
	2,056,963	1,927,479	1,653,463	1,256,490	1,191,991
Cost of goods sold	$ 1,661,559	$ 1,560,828	$ 1,322,830	$ 961,853	$ 930,513
Operating expenses	287,396	257,576	220,356	189,284	171,652
Depreciation and amortization	44,702	41,492	38,208	33,941	30,354
Interest, net	12,756	11,998	9,254	7,034	5,924
Income before income taxes	$50,550	$ 55,585	62,815	64,378	53,548
Provision for income taxes	18,805	20,584	23,367	24,141	20,081
Net income	$ 31,745	$ 35,001	$ 39,448	$ 40,237	$ 33,467
Net income per share—basic	$ .64	$ 0.71	$ 0.76	$ 0.76	$ 0.64
Net income per share—diluted	$ .64	$ 0.71	$ 0.76	$ 0.76	$ 0.63
Weighted average number of common shares outstanding—basic	46,553	49,475	51,915	52,665	52,538
Weighted average number of common shares outstanding—diluted	46,692	49,625	52,091	52,931	52,925
Dividends paid per common share	$ 0.085	$ 0.075	$ 0.06	$ 0.06	$ 0.0575

BALANCE SHEET DATA

As of April 30,	2002	2001	2000	1999	1998
Current assets	$ 97,619	$ 106,893	$ 75,061	$ 70,207	$ 52,524
Total assets	735,255	693,484	623,565	562,860	479,974
Current liabilities	112,073	102,041	140,651	83,819	89,988
Long-term debt	173,797	183,107	112,896	122,513	79,094
Shareholders' equity	369,219	340,476	308,762	301,868	263,374

(In thousands)

The following tables set forth the Company's net sales and gross profits according to its major revenue categories and average sales and earnings information for corporate and franchise stores.

COMPANY NET SALES AND GROSS PROFITS

Years ended April 30,	2002	2001	2000
Net sales (1)			
Retail sales			
Inside	$ 790,602	$ 675,446	$ 618,454
Gasoline	1,191,157	1,163,026	934,456
	$ 1,981,759	$ 1,838,472	$1,552,910
Wholesale sales			
Inside	$ 34,249	$ 38,333	$ 48,961
Gasoline	22,373	32,593	30,525
	$ 56,622	$ 70,926	$ 79,486
Gross profits (2)			
Retail sales			
Inside	$ 290,194	$ 261,561	$ 233,035
Gasoline	89,228	88,476	77,080
	$ 379,422	$ 350,037	$ 310,115
Wholesale sales			
Inside	$ 972	$ 1,261	$ 2,566
Gasoline	613	1,065	835
	$ 1,585	$ 2,326	$ 3,401

SAME-STORE COMPARISONS (3)

Years ended April 30,	2002	2001	2000
Corporate stores			
Average retail sales	$ 1,618	$ 1,590	$ 1,457
Average retail inside sales	646	584	583
Average gross profit on inside items	228	218	212
Average retail sales of gasoline	972	1,007	874
Average gross profit on gasoline (4)	69	81	75
Average operating income (5)	75	88	91
Average number of gallons sold	755	692	734
Franchise stores			
Average franchise revenue (6)	$ 35	$ 35	$ 35

(1) Net sales exclude franchise revenue and charges to franchisees for certain maintenance, transportation, and construction services provided by the Company.

(2) Gross profits represent net sales less costs of goods sold.

(3) Same-store comparisons include only those stores that had been in operation for at least one full year on April 30 of the fiscal year indicated.

(4) Retail gasoline profit margins have a substantial impact on the Company's net income. Profit margins on gasoline sales can be adversely affected by factors beyond the control of the Company, including oversupply in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, and price competition from other gasoline marketers. Any substantial decrease in profit margins on retail gasoline sales or the number of gallons sold could have a material adverse effect on the Company's earnings.

(5) Average operating income represents retail sales less cost of goods sold, including cost of merchandise, financing costs, and operating expenses attributable to a particular store; it excludes federal and state income taxes, operating expenses of the Company not attributable to a particular store, and payments by the Company to its benefit plans.

(6) Average franchise revenue includes a royalty fee equal to 3% of gross receipts derived from store sales of nongasoline items, a royalty fee of $0.018 per gallon on gasoline sales, and sign and façade rental fees.

Casey's derives its revenue from retail sales of food (including freshly prepared foods such as pizza, doughnuts, and sandwiches), beverages, and nonfood products (including health and beauty aids, tobacco products, automotive products, and gasoline) by corporate stores and wholesale sales of certain merchandise and gasoline to franchise stores. The Company also generates revenues from continuing monthly royalties based on sales by franchise stores; sign and façade rental fees; and the provision of certain maintenance, transportation, and construction services to the Company's franchisees. A typical store generally is not profitable for its first year of operation due to start-up costs and usually will attain representative levels of sales and profits during its third or fourth year of operation.

FISCAL 2002 COMPARED WITH FISCAL 2001

Net sales for fiscal 2002 increased only 6.8% to $2,053,904, primarily due to an 11.7% decrease in gas prices and the net addition of 67 corporate stores. Retail gasoline sales for the fiscal year were $1,191,157, an increase of 2.4%, and gallons sold increased 15.9% to 927.5 million. Retail sales of grocery & other merchandise increased 17% to $790.6 million.

Cost of goods sold as a percentage of sales was 80.9% for fiscal 2002 compared with 81.1% for the prior year. The slight decrease was caused by the grocery & other merchandise category having a greater percentage of the total gross profit as the gas margin decreased to 7.5% in fiscal 2002 from 7.6% in fiscal 2001 and the grocery & other merchandise margin decreased to 32% in fiscal 2002 from 34.1% in fiscal 2001. The prepared food & fountain gross profit margin also decreased to 55.4% in fiscal 2002 from 56.3% in the prior year.

Operating expenses increased 11.6% in fiscal 2002, driven by higher wages and benefits, by increased bank fees resulting from customers' greater use of credit cards, and by the increase in the number of corporate stores. Lower gasoline prices increased the operating expense ratio to 14.0% of sales in fiscal 2002 from 13.4% the prior year.

Net income decreased to $31,745 in fiscal 2002 from $35,001 in fiscal 2001. The decrease was the result of the combination of lower gasoline and grocery margins and higher expenses.

Inventories increased $8,726 due to the increase in cigarette inventories of approximately $3,000, the addition of approximately $2,500 of novelty items in the store reset, the reduction of the LIFO reserve by $3,280, and the net addition of 67 corporate stores. These increases were partially offset by a reduction of approximately $2,400 of gasoline inventories.

Short-term investments decreased $18,215 as certain investments matured. The proceeds were used for capital expenditures throughout the fiscal year.

FISCAL 2001 COMPARED WITH FISCAL 2000

Net sales for fiscal 2001 increased 16.7% to $1,923,712, primarily due to a 21.9% increase in gas prices and the net addition of 72 corporate stores. Retail gasoline sales for the fiscal year were $1,163,026, an increase of 24.5%, and gallons sold increased 2.1% to 800 million.

Cost of goods sold as a percentage of sales was 81.1% for fiscal 2001 compared with 80.3% for the prior year. The increase was caused by a reduction in gas margin to 7.6% of sales in fiscal 2001 from 8.2% in fiscal 2000. It was partially offset, however, by the increase in the grocery & other merchandise margin to 34.1% from 32.9%, primarily attributed to retail price increases on selected products.

Operating expenses increased 16.9% in fiscal 2001, driven by higher wages and benefits, increased bank fees resulting from customers' greater use of credit cards, increased utility costs due to the severe winter weather, and the increase in the number of corporate stores.

Net income decreased to $35,001 in fiscal 2001 from $39,448 in fiscal 2000. The decrease resulted from the combination of lower gasoline margins and higher expenses.

Current liabilities decreased $38,610 during fiscal 2001 primarily because notes payable of $45,950 were repaid from the proceeds of long-term debt at the beginning of the fiscal year.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company's financial condition and results of operations and require management's most difficult, subjective judgments, often because of the need to estimate the effects of inherently uncertain factors.

Inventory—Inventories are stated at the lower of cost or market. For substantially all Company inventories, cost is determined through the use of the last-in, first-out (LIFO) method applied to inventory values determined primarily by the first-in, first-out (FIFO) cost inventory method for warehouse inventories and the retail inventory method (RIM) for store inventories. RIM is an averaging method widely used in the retail industry because of its practicality.

Under RIM, inventory valuations are at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to sales. Inherent in the RIM calculations are certain management judgments and estimates, which could affect the ending inventory valuation at cost and the resulting gross margins.

Long-lived Assets—The Company periodically monitors under-performing stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, including goodwill where applicable, an impairment loss is recognized. Impairment is based on the estimated fair value of the asset. Fair value is based on management's estimate of the amount that could be realized from the sale of assets in a current transaction between willing parties. The estimate is derived from professional appraisals, offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis.

Self-insurance—The Company is primarily self-insured for workers' compensation, general liability, and automobile claims. The self-insurance claim liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the time frame of development, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted.

LIQUIDITY AND CAPITAL RESOURCES

Due to the nature of the Company's business, most sales are for cash; cash from operations is the Company's primary source of liquidity. The Company finances its inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows the Company to conduct its operations without large amounts of cash and working capital. As of April 30, 2002, the Company's ratio of current assets to current liabilities was .87 to 1. Management believes the Company's current $35,000 bank line of credit together with cash flow from operations will be sufficient to satisfy the working capital needs of its business.

Net cash provided by operations increased 6.5% to $83,090 during the year ended April 30, 2002, primarily as a result of an increase in deferred income taxes. Cash flows used in investing decreased during fiscal 2002, primarily because no investments were purchased. During fiscal 2002 the Company expended approximately $98,000 for property and equipment, primarily for the construction and remodeling of corporate stores. The Company anticipates approximately $80,000 in capital expenditures for fiscal 2003, primarily from existing cash and funds generated by operations.

As of April 30, 2002, the Company had long-term debt of $173,797 consisting of $5,250 of 7.70% senior notes, $30,000 of 7.38% senior notes, $3,600 of 6.55% senior notes, $50,000 of senior notes with interest rates ranging from 6.18% to 7.23%, $80,000 of 7.89% senior notes, $3,916 of mortgage notes payable, and $1,031 of capital lease obligations.

Interest on the 7.70% senior notes is payable on the 15th day of each month. Principal of the 7.70% senior notes matures in 40 quarterly installments beginning March 15, 1995. The Company may prepay the 7.70% senior notes in whole or in part at any time in an amount not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated February 1, 1993 between the Company and the purchaser of the 7.70% senior notes.

Interest on the 7.38% senior notes is payable on the 28th day of each June and December. Principal of the 7.38% senior notes matures in 21 semi-annual installments beginning December 28, 2010. The Company may prepay the 7.38% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated December 1, 1995 between the Company and the purchaser of the 7.38% senior notes.

Interest on the 6.55% senior notes is payable on the 18th day of each March, June, September, and December. Principal of the 6.55% senior notes matures in 5 annual installments beginning December 18, 1999. The Company may prepay the 6.55% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated December 1, 1997 between the Company and the purchaser of the 6.55% senior notes.

Interest on the 6.18% to 7.23% senior notes is payable on the 23rd day of each April and October. Principal of the 6.18% to 7.23% senior notes matures in various installments beginning April 23, 2004. The Company may prepay the 6.18% to 7.23% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated April 15, 1999 between the Company and the purchasers of the 6.18% to 7.23% senior notes.

Interest on the 7.89% senior notes is payable on the 15th day of each May and November. Principal of the 7.89% senior notes matures in 7 annual installments beginning May 15, 2004. The Company may prepay the 7.89% senior notes in whole or in part at any time in an amount of not less than $1,000 or integral multiples of $100 in excess thereof at a redemption price calculated in accordance with the Note Agreement dated May 1, 2000 between the Company and the purchasers of the 7.89% senior notes.

To date, the Company has funded capital expenditures primarily from the proceeds of the sale of common stock; issuance of the convertible subordinated debentures (converted into shares of common stock in 1994), the senior notes, and a mortgage note; and funds generated from operations. Future capital required to finance operations, improvements, and the anticipated growth in the number of corporate stores is expected to come from cash generated by operations, existing cash, and additional long-term debt or other securities as circumstances may dictate. Future capital needs are not expected to adversely affect liquidity.

The table below presents significant contractual obligations, including interest, of the Company at April 30, 2002:

(Dollars in thousands)	2003	2004	2005	2006	2007	Thereafter	Total
Senior notes	$ 19,241	$ 28,684	$ 22,210	$ 21,309	$ 20,407	$ 154,895	$ 266,746
Mortgage notes	2,428	2,423	1,638	66	66	88	6,709
Capital lease obligations	1,220	851	185	36	28	21	2,341
Operating leases	405	299	228	206	186	368	1,692
Line of credit	5,275	-	-	-	-	-	5,275
	$ 28,569	$ 32,257	$ 24,261	$ 21,617	$ 20,687	$ 155,372	$ 282,763

Environmental Compliance—The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) response to a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new corporate stores have been equipped with noncorroding fiberglass USTs, including many with double-wall construction, overfill protection, and electronic tank monitoring. The Company has an active inspection and renovation program for its older USTs. Of the Company's 2,565 USTs, 2,218 are fiberglass and 347 are steel. Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners, including the Company. In the years ended April 30, 2002 and 2001, the Company spent approximately $757 and $944, respectively, for assessments and remediation. Substantially all of these expenditures have been submitted for reimbursement from state-sponsored trust fund programs. As of June 30, 2002, a cumulative total of approximately $5,700 has been received from such programs. Reimbursements are typically subject to statutory provisions requiring repayment of such funds for noncompliance with upgrade provisions or other applicable laws. The Company had an accrued liability at April 30, 2002 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties.

The Company accounts for environmental contamination costs in accordance with the Emerging Issues Task Force (EITF) Issue No. 90-8, *Capitalization of Costs to Treat Environmental Contamination*. EITF 90-8 allows these costs to be capitalized if the costs extend the life of the asset or if the costs mitigate or prevent environmental contamination that has yet to occur. The Company applies any refunds received under the reimbursement programs as described in Note 9 to these capitalized costs.

Seasonality of Sales—Sales at Casey's General Stores, Inc. historically have been strongest during the Company's first and second fiscal quarters and have become progressively weaker during its third and fourth quarters. In the warmer months of the year, which comprise the Company's first two fiscal quarters, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice. Difficult weather conditions in any quarter, however, may affect corporate store sales in specific regions and may have an adverse impact on net income for that period.

Inflation—The Company has generally been able to pass along inflationary increases in its costs through increased sales prices of products sold, except in those instances where doing so would have had a material adverse impact on the Company's ability to compete. Management believes inflation has not had a material impact on the operating results of the Company.

Minimum Wage Legislation—Congressional action to increase the federal minimum wage had an impact on the Company's operating results to the extent the increase in labor expenses could not be passed along to customers through price increases. Although the Company has in the past been able to, and will continue to attempt to, pass along increases in operating costs through price increases, there can be no assurance that increases in labor costs can be reflected in prices or that price increases will not diminish customer spending.

Recent Accounting Pronouncements—During 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. Effective May 1, 2002, the Company is no longer required to amortize goodwill and indefinite life intangible assets as a charge to earnings. In addition, the Company is required to conduct an annual review of goodwill and other intangible assets for potential impairment. There would not have been any material impact in the financial statements in the years ended April 30, 2002, 2001, and 2000, had the provisions of the new standards been applied in those years. The Company does not currently anticipate having to record a charge to earnings for the potential impairment of goodwill or other intangible assets as a result of adoption of these new standards. At April 30, 2002, the Company had no goodwill or indefinite life intangible assets.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. A corresponding asset, which is depreciated over the life of the asset, is also recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not expect this statement to have a material effect on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provision of APB Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 for fiscal years beginning after December 15, 2001. The company does not expect this statement to have a material effect on its consolidated financial statements.

Forward-looking Statements—This annual report contains forward-looking statements that anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements do not relate strictly to historical or current facts and may be identified by the use of words like *plans, will, anticipates, estimates* and other words of similar meaning. These statements may address, among other things, the Company's strategies for growth, product development, market position, expenditures, and financial results.

Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statements will be accurate, although the Company believes it has been reasonable in its expectations and assumptions. Investors should realize if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from projections. The Company assumes no obligation to update any forward-looking statements as a result of future events or developments.

The Company's annual report on Form 10-K for the year ended April 30, 2002 contains as an exhibit a discussion of various factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. Investors are cautioned not to place undue reliance on any forward-looking statements. Investors also should understand it is not possible to predict or identify all such factors and should not consider the exhibit to be a complete statement of all potential risks and uncertainties.

Casey's General Stores, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share amounts)

April 30,	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 18,946	$ 22,958
Short-term investments	10	18,225
Receivables	5,127	5,190
Inventories (Note 1)	60,498	51,772
Prepaid expenses (Note 5)	3,816	5,461
Income taxes receivable	9,222	3,287
Total current assets	97,619	106,893
Other assets, net of amortization	992	1,297
Property and equipment, at cost (Note 2)		
Land	155,794	135,819
Buildings and leasehold improvements	366,328	335,308
Machinery and equipment	429,012	387,766
Leasehold interest in property and equipment (Note 6)	10,446	10,884
	961,580	869,777
Less accumulated depreciation and amortization	324,936	284,483
Net property and equipment	636,644	585,294
Total assets	$ 735,255	$ 693,484
Liabilities and Shareholders' Equity		
Current liabilities		
Note payable to bank (Note 2)	$ 5,275	$ —
Current maturities of long-term debt (Note 2)	9,648	9,482
Accounts payable	69,912	67,735
Accrued expenses		
Property taxes	7,470	6,802
Other (Note 9)	19,768	18,022
Total current liabilities	112,073	102,041
Long-term debt, net of current maturities (Note 2)	173,797	183,107
Deferred income taxes (Note 5)	75,786	63,650
Deferred compensation (Note 7)	4,380	4,210
Total liabilities	366,036	353,008
Shareholders' equity (Note 3)		
Preferred stock, no par value, none issued	—	—
Common stock, no par value, 49,623,812 and 49,494,762 shares issued and outstanding at April 30, 2002 and 2001, respectively	39,562	38,353
Retained earnings	329,657	302,123
Total shareholders' equity	369,219	340,476
Total liabilities and shareholders' equity	$ 735,255	$ 693,484

Commitments and contingencies (Notes 6, 8, and 9)

See accompanying Notes to Consolidated Financial Statements.

Independent Auditors' Report

To the Board of Directors and Shareholders Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries as of April 30, 2002 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

Des Moines, Iowa
June 12, 2002

Consolidated

Statements of Income

(In thousands, except per share amounts)

Years ended April 30,	2002	2001	2000
Net sales	$ 2,053,904	$ 1,923,712	$ 1,648,195
Franchise revenue	3,059	3,767	5,268
	2,056,963	1,927,479	1,653,463
Cost of goods sold	1,661,559	1,560,828	1,322,830
Operating expenses	287,396	257,576	220,356
Depreciation and amortization	44,702	41,492	38,208
Interest, net (Note 2)	12,756	11,998	9,254
	2,006,413	1,871,894	1,590,648
Income before income taxes	50,550	55,585	62,815
Provision for income taxes (Note 5)	18,805	20,584	23,367
Net income	$ 31,745	$ 35,001	$ 39,448
Earnings per common share (Notes 3 and 4)			
Basic	$ 0.64	$ 0.71	$ 0.76
Diluted	$ 0.64	$ 0.71	$ 0.76

Consolidated

Statements of Shareholders' Equity

(In thousands, except share and per share amounts)

	Common stock	Retained earnings	Total
Balance at April 30, 1999	67,338	234,530	301,868
Net income	—	39,448	39,448
Payment of dividends (6 cents per share)	—	(3,146)	(3,146)
Repurchase of common stock (3,301,200 shares)	(29,970)	—	(29,970)
Proceeds from exercise of stock options (40,450 shares)	384	—	384
Tax benefits related to nonqualified stock options (Note 3)	178	—	178
Balance at April 30, 2000	37,930	270,832	308,762
Net income	—	35,001	35,001
Payment of dividends (7.5 cents per share)	—	(3,710)	(3,710)
Proceeds from exercise of stock options (44,000 shares)	374	—	374
Tax benefits related to nonqualified stock options (Note 3)	49	—	49
Balance at April 30, 2001	$ 38,353	$ 302,123	$ 340,476
Net income	—	31,745	31,745
Payment of dividends (8.5 cents per share)	—	(4,211)	(4,211)
Proceeds from exercise of stock options (129,050 shares)	1,051	—	1,051
Tax benefits related to nonqualified stock options (Note 3)	158	—	158
Balance at April 30, 2002	**$ 39,562**	**$ 329,657**	**$ 369,219**

See accompanying Notes to Consolidated Financial Statements.

Consolidated

Statements of Cash Flows

(In thousands)

Years ended April 30,		2002		2001		2000
Cash flows from operations						
Net income	$	31,745	$	35,001	$	39,448
Adjustments to reconcile net income to net cash provided by operations						
Depreciation and amortization		44,702		41,492		38,208
Deferred income taxes		12,136		6,000		6,000
Changes in assets and liabilities						
Receivables		63		(1,079)		(1,289)
Inventories		(8,726)		(10,409)		5,841
Prepaid expenses		1,645		284		(299)
Accounts payable		2,177		6,776		16,732
Accrued expenses		2,414		2,876		1,565
Income taxes		(5,777)		(5,329)		(188)
Other, net		2,711		2,384		2,964
Net cash provided by operations		83,090		77,996		108,982
Cash flows from investing						
Purchase of property and equipment		(97,569)		(81,556)		(102,836)
Purchase of investments		—		(34,190)		(2,746)
Maturities of investments		17,862		24,087		10,230
Net cash used in investing activities		(79,707)		(91,659)		(95,352)
Cash flows from financing						
Proceeds from long-term debt		—		80,000		—
Payments of long-term debt		(9,510)		(10,010)		(9,466)
Net activity of short-term debt		5,275		(45,950)		38,550
Repurchase of common stock		—		—		(29,970)
Proceeds from exercise of stock options		1,051		374		384
Payments of cash dividends		(4,211)		(3,710)		(3,146)
Net cash (used in) provided by financing activities		(7,395)		20,704		(3,648)
Net (decrease) increase in cash and cash equivalents		(4,012)		7,041		9,982
Cash and cash equivalents at beginning of year		22,958		15,917		5,935
Cash and cash equivalents at end of year	$	18,946	$	22,958	$	15,917

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Years ended April 30,		2002		2001		2000
Cash paid during the year for						
Interest, net of amount capitalized	$	13,677	$	11,982	$	9,980
Income taxes		10,847		19,388		17,556
Noncash investing and financing activities						
Property and equipment acquired through an installment purchase		365		—		200
Increase in common stock and increase in income taxes receivable due to tax benefits related to nonqualified stock options (Note 3)		158		49		178

See accompanying Notes to Consolidated Financial Statements.

(In thousands, except share and per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations—Casey's General Stores, Inc. and Subsidiaries (the Company) operates 1,334 convenience stores in 9 midwestern states. At April 30, 2002, the Company owned or leased 1,258 of these stores and 76 stores were owned or leased by franchisees. The stores are located primarily in smaller communities, a majority with populations of less than 5,000. Sales in 2002 were distributed as follows: 59% gasoline, 33% grocery & other merchandise, and 8% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of consolidation—The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents—Cash equivalents consist of money market funds. The Company considers all highly liquid investments with a maturity at purchase of 3 months or less to be cash equivalents.

Investments—Investments consist of treasury notes and investment-grade bonds. The investments are stated at cost plus accrued interest, which approximates market.

Inventories—Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory is determined by the retail method. Cost is determined using the last-in, first-out (LIFO) method. Such inventory value was approximately $17,670 and $20,950 below replacement cost as of April 30, 2002 and 2001, respectively.

Depreciation and amortization—Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	5-30 years
Leasehold interest in property and equipment	Lesser of term of lease or life of asset
Leasehold improvements	Lesser of term of lease or life of asset

Excise taxes—Excise taxes approximating $338,000, $289,000, and $279,000 collected from customers on retail gasoline sales are included in net sales for 2002, 2001, and 2000, respectively.

Income taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock option plan—The Company has elected the pro forma disclosure option of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. The Company will continue applying the accounting treatment prescribed by the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Pro forma net earnings and pro forma net earnings per common share have been provided as if SFAS No. 123 were adopted for all stock-based compensation plans.

Revenue recognition—The Company recognizes retail sales of gasoline, grocery & other merchandise, and prepared food & fountain at the time of sale to the customer. Wholesale sales to franchisees are recognized at the time of delivery to the franchise location. Franchise fees, license fees to franchisees, and rent for franchise façades are recognized monthly when billed to the franchisees. Other maintenance services and transportation charges are recognized at the time the service is provided.

Earnings per common share—Basic earnings per share have been computed by dividing net income by the weighted average outstanding common shares during each of the years. Calculation of diluted earnings per share treats stock options granted as potential common shares.

Environmental remediation liabilities—The Company accounts for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 96-1, *Environmental Remediation Liabilities*. SOP 96-1 requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, *Accounting for Contingencies*, have been met. The guidance provided by the SOP is consistent with the Company's current method of accounting for environmental remediation costs as described in Note 9.

Recent Accounting Pronouncements—During 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. Effective May 1, 2002, the Company is no longer required to amortize goodwill and indefinite life intangible assets as a charge to earnings. In addition, the Company is required to conduct an annual review of goodwill and other intangible assets for potential impairment. There would not have been any material impact in the financial statements in the years ended April 30, 2002, 2001, and 2000, had the provisions of the new standards been applied in those years. The Company does not currently anticipate having to record a charge to earnings for the potential impairment of goodwill or other intangible assets as a result of adoption of these new standards. At April 30, 2002, the Company had no goodwill or indefinite life intangible assets.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. A corresponding asset, which is depreciated over the life of the asset, is also recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. The Company does not expect this statement to have a material effect on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. SFAS No. 144 supersedes SFAS No. 121 and the accounting and reporting provision of APB Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to report discontinued operations separately and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 for fiscal years beginning after December 15, 2001. The company does not expect this statement to have a material effect on its consolidated financial statements.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS, NOTE PAYABLE TO BANK, AND LONG-TERM DEBT

The fair value of the Company's financial instruments is summarized below.

Cash and cash equivalents, investments, receivables, and accounts payable—The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Note payable to bank—The carrying amount approximates fair value due to a variable interest rate on this note. At April 30, 2002, note payable to bank consisted of a $35,000 line of credit with a balance owed of $5,275, which was due on demand. The interest rate was 2.63% at April 30, 2002. At April 30, 2001, there was no balance owed under note payable to bank, which consisted of $60,000 in lines of credit.

Long-term debt—The fair value of the Company's long-term debt excluding capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt excluding capital lease obligations was approximately $222,000 and $199,000, respectively, at April 30, 2002 and 2001.

Interest expense is net of interest income of $876, $2,554, and $861 for the years ended April 30, 2002, 2001, and 2000, respectively. Interest expense in the amount of $596, $365, and $680 was capitalized during the years ended April 30, 2002, 2001, and 2000, respectively.

Long-term debt at carrying value consists of the following:

April 30,	2002	200
Capitalized lease obligations discounted at 7.3% to10.8% due in various monthly installments through 2008 (Note 6)	$ 2,113	$ 3,23
Mortgage notes payable due in various monthly installments through 2004 with interest at 7.0% to 9.4%	5,882	7,30
7.70% senior notes due in 40 quarterly installments beginning in March 1995	8,250	11,25
7.38% senior notes due in 21 semi-annual installments beginning in December 2010	30,000	30,00
6.55% senior notes due in 5 annual installments beginning in December 1999	7,200	10,80
Senior notes due in various installments through 2019 with interest at 6.18% to 7.23%	50,000	50,00
7.89% senior notes due in 7 annual installments beginning in May 2004	80,000	80,00
	183,445	192,58
Less current maturities	9,648	9,48
	$173,797	$ 183,10

Mortgage notes payable include a Secured Promissory Note, Mortgage and Security Agreement with a balance of $5,540 and $7,285 at April 30, 2002 and 2001, respectively. The mortgage note has a 15-year term, bears interest at the rate of 9.42%, is payable in monthly installments, and is secured by property with a depreciated cost of approximately $10,900 at April 30, 2002.

Various debt agreements contain certain operating and financial covenants. At April 30, 2002, the Company was in compliance with all covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 5 years commencing May 1, 2002 and thereafter:

Years ended April 30,	
2003	$ 9,64
2004	14,54
2005	24,41
2006	15,51
2007	15,51
Thereafter	103,81
	$ 183,44

3. PREFERRED AND COMMON STOCK

Preferred stock—The Company has 1,000,000 authorized shares of preferred stock, none of which has been issued.

Common stock—The Company currently has 120,000,000 authorized shares of common stock.

Common share purchase rights—On June 14, 1989, the Board of Directors adopted the Shareholder Rights Plan, providing for the distribution of one common share purchase right for each share of common stock outstanding. The rights generally become exercisable 10 days following a public announcement that 15% or more of the Company's common stock has been acquired or an intent to acquire has become apparent. The rights will expire on the earlier of June 14, 2009 or redemption by the Company. Certain terms of the rights are subject to adjustment to prevent dilution. Further description and terms of the rights are set forth in the amended Rights Agreement between the Company and UMB Bank, n.a., which serves as Rights Agent.

Stock option plan—Under the Company's incentive stock option plan, options may be granted to certain officers and key employees to purchase an aggregate of 4,560,000 shares of common stock at option prices not less than the fair market value of the stock (110% of fair market value for holders of 10% or more of the Company's stock) at the date the options are granted. Options for 364,664 shares were available for grant at April 30, 2002, and options for 1,173,650 shares (which expire between 2003 and 2011) were outstanding. The weighted average fair value of the stock options granted during 2002, 2001, and 2000 was $3.36, $3.63, and $4.63 per share, respectively, on the date of grant. Fair value was calculated using the Black Scholes option-pricing model with the following weighted average assumptions: 2002—expected dividend yield of .87%, risk-free interest rate of 4.2%, estimated volatility of 25%, and an expected life of 5.4 years; 2001—expected dividend yield of .71%, risk-free interest rate of 4.9%, estimated volatility of 25%, and an expected life of 5 years; 2000—expected dividend yield of .74%, risk-free interest rate of 6.3%, estimated volatility of 26%, and an expected life of 4.5 years.

The Company applies APB Opinion No. 25 in accounting for its incentive stock option plan; accordingly, the financial statements recognize no compensation cost for stock options. Had the Company determined compensation cost of its stock options based on the fair value at the grant date under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts below:

	2002	2001	2000
Net income			
As reported	$ 31,745	$ 35,001	$ 39,448
Pro forma	31,058	$ 34,971	$ 38,581
Basic earnings per share			
As reported	$ 0.64	$ 0.71	$ 0.76
Pro forma	$ 0.63	0.71	0.74

Pro forma net income reflects only options granted in the years ended April 30, 2002, 2001, and 2000. The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the preceding pro forma net income amounts because compensation cost is reflected over the options' expected lives and compensation cost for options granted prior to May 1999 is not considered.

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price
Balance at April 30, 1999	811,900	$ 9.56
Granted	298,500	14.90
Exercised	40,450	9.49
Forfeited	(16,500)	11.70
Balance at April 30, 2000	1,053,450	$ 11.04
Granted	13,000	12.31
Exercised	(44,000)	8.52
Forfeited	(17,000)	14.10
Balance at April 30, 2001	1,005,450	$ 11.12
Granted	325,500	11.59
Exercised	(130,300)	8.06
Forfeited	(27,000)	11.76
Balance at April 30, 2002	1,173,650	$ 11.61

At April 30, 2002, the range of exercise prices was $5.13–$14.94 and the weighted average remaining contractual life of outstanding options was 6.19 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2002 are as follows:

Range of exercise prices	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)
$ 5.13 – 6.80	91,800	$ 5.38	1.68
8.94 – 9.44	31,000	9.03	4.46
10.25 – 10.69	194,000	10.35	3.36
11.20 – 12.81	583,850	11.61	7.44
13.75 – 14.94	273,000	14.89	7.24
	1,173,650		

4. EARNINGS PER SHARE

A summary of the basic and diluted earnings per share computations for the years ended April 30, 2002, 2001, and 2000 is presented below:

	For the year ended 2002			For the year ended 2001			For the year ended 2000		
	Net earnings (numerator)	Shares (denominator)	Per share amount	Net earnings (numerator)	Shares (denominator)	Per share amount	Net earnings (numerator)	Shares (denominator)	Per share amount
Basic earnings per share									
Net earnings available to common shareholders	$ 31,745	49,552,612	$ 0.64	$ 35,001	49,474,804	$ 0.71	$ 39,448	51,914,953	$ 0.76
Effect of stock options	—	139,682	—	—	149,967	—	—	176,254	—
Diluted earnings per share	$ 31,745	49,692,294	$ 0.64	$ 35,001	49,624,771	$ 0.71	$ 39,448	52,091,207	$ 0.76

5. INCOME TAXES

Income tax expense attributable to income from operations is comprised of the following components:

Years ended April 30,	2002	2001	2000
Current tax expense			
Federal	$ 5,588	$ 13,189	$ 15,487
State	819	1,480	1,880
	6,407	14,669	17,367
Deferred tax expense	12,398	5,915	6,000
Total income tax provision	$ 18,805	$ 20,584	$ 23,367

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

Years ended April 30,	2002	2001	2000
Deferred tax assets			
Accrued liabilities	$ 2,935	$ 3,197	$ 3,112
Deferred compensation	1,708	1,566	1,342
Other	812	687	834
Total gross deferred tax assets	$ 5,455	$ 5,450	$ 5,288
Deferred tax liabilities			
Excess of tax over book depreciation	(76,248)	(64,841)	(58,651)
Other	(2,058)	(1,062)	(1,175)
Total gross deferred tax liabilities	(78,306)	(65,903)	(59,826)
Net deferred tax liability	$ (72,851)	$ (60,453)	$ (54,538)

The deferred tax asset relating to accrued liabilities is a current asset and is included with prepaid expenses. Management believes future operations will generate sufficient taxable income to realize the deferred tax assets.

Total reported tax expense applicable to the Company's operations varies from the tax that would have resulted by applying the statutory U.S. federal income tax rates to income before income taxes.

Years ended April 30,	2002	2001	2000
Income taxes at the statutory rates	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.1	1.7	2.0
Other	1.1	.3	.2
	37.2%	37.0%	37.2%

6. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from 5 to 20 years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

Asset balances at April 30,	2002	2001
Real estate	$ 6,575	$ 6,882
Equipment	3,871	4,002
	10,446	10,884
Less accumulated amortization	8,031	7,490
	$ 2,415	$ 3,394

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of 1 year or more consisted of the following at April 30, 2002:

Years ended April 30,	Capital leases	Operating leases
2003	$ 1,220	$ 405
2004	851	299
2005	185	228
2006	36	206
2007	28	186
Thereafter	21	368
Total minimum lease payments	2,341	$ 1,692
Less amount representing interest	228	
Present value of net minimum lease payments	$ 2,113	

The total rent expense under operating leases was $852 in 2002, $771 in 2001, and $810 in 2000.

7. BENEFIT PLANS

Employee stock ownership plan—The Company has an employees' stock ownership plan and trust (Plan) that covers all employees who meet minimum age and service requirements. Contributions to the Plan can be made by the Company in either cash or shares of common stock. The discretionary contribution is allocated to participants using a formula based on compensation. There was no Plan expense for the years ended April 30, 2002, 2001, and 2000.

On April 30, 2002, the Company had 5,723 full-time employees and 8,825 part-time employees; approximately 4,900 were participants in the Plan. As of that same date, the Trustee of the Plan held 2,219,628 shares of common stock in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the Plan are treated as outstanding in the computation of earnings per share.

401(k) plan—The Company has a defined contribution 401(k) plan that covers all employees who meet minimum age and service requirements. Employees may make voluntary contributions. The Company contributions consist of matching and discretionary amounts. The Company contributions are allocated based upon employee contributions and compensation. Expense for the 401(k) plan was approximately $1,949, $1,725, and $1,594 for the years ended April 30, 2002, 2001, and 2000, respectively.

Supplemental executive retirement plan—The Company has a nonqualified supplemental executive retirement plan (SERP) for 3 of its executive officers. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to 50% of base compensation until death of the officer. If death occurs within 20 years of retirement, the benefits become payable to the officer's spouse until the spouse's death or 20 years from the date of the officer's retirement, whichever comes first. The Company is accruing the deferred compensation over the expected term of employment.

8. COMMITMENTS

The Company has entered into employment agreements with 3 of its executive officers. The agreements provide that the 3 officers will receive aggregate base compensation of $1,320 per year exclusive of bonuses. These agreements also provide for certain payments in the case of death or disability of the officers.

The Company also has entered into employment agreements with 12 other key employees, providing for certain payments in the event of their termination following a change of control of the Company.

9. CONTINGENCIES

Environmental compliance—The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company had an accrued liability at April 30, 2002 and 2001 of approximately $200 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters—The Company is a defendant in several lawsuits arising in the normal course of business. In the opinion of management, the outcome of such suits is not expected to have a material effect on the financial position of the Company.

Other—At April 30, 2002, the Company was partially self-insured for workers' compensation claims in all 9 states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $5,400 were issued and outstanding at April 30, 2002 on the insurance company's behalf. The Company also has investments of approximately $1,600 in escrow as required by 1 state for partial self-insurance for workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2002 and 2001, the Company had $7,000 and $6,550, respectively, in other accrued expenses for estimated claims relating to self-insurance.

10. QUARTERLY FINANCIAL DATA
(UNAUDITED)

Year ended April 30, 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year Total
Net sales	$ 578,923	$ 557,654	$ 453,507	$ 463,820	$ 2,053,904
Gross profit*	105,046	105,275	88,259	93,765	392,345
Net income	$ 12,708	$ 12,392	$ 2,269	$ 4,376	$ 31,745
Earnings per common share					
Basic	$ 0.26	$ 0.25	$ 0.05	$ 0.09	$ 0.64
Diluted	$ 0.26	$ 0.25	$ 0.05	$ 0.09	$ 0.64

Year ended April 30, 2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year Total
Net sales	$ 528,891	$ 495,708	$ 437,004	$ 462,109	$ 1,923,712
Gross profit*	100,829	99,138	84,101	78,816	362,884
Net income	$ 15,725	$ 13,828	$ 3,983	$ 1,465	$ 35,001
Earnings per common share					
Basic	$ 0.32	$ 0.28	$ 0.08	$ 0.03	$ 0.71
Diluted	$ 0.32	$ 0.28	$ 0.08	$ 0.03	$ 0.71

*Gross profit is given before charge for depreciation and amortization.

INVESTOR INFORMATION

Common Stock

Casey's General Stores, Inc. common stock trades on the Nasdaq Stock Exchange under the symbol CASY. The 49.6 million shares of common stock outstanding at April 30, 2002 had a market value of $645.8 million. As of that same date, there were 3,045 shareholders of record.

Common Stock Market Prices

Calendar 2000	High	Low
1st Quarter	$ 11.88	$ 7.88
2nd Quarter	12.75	9.75
3rd Quarter	13.25	10.13
4th Quarter	15.00	10.88

Calendar 2001	High	Low
1st Quarter	$ 14.81	$10.75
2nd Quarter	13.41	10.73
3rd Quarter	14.31	10.91
4th Quarter	15.47	11.00

Calendar 2002	High	Low
1st Quarter	$ 15.39	$11.76
2nd Quarter	$ 13.90	$11.08

On July 12, 2002, the last reported sales price of the Company's common stock was $11.05 per share. On that same date, the market cap was $548.3 million.

Dividends

The Company began paying cash dividends during fiscal 1991. The fiscal 2002 annual dividend was $0.085 per basic share. On June 12, 2002 the Board of Directors declared a quarterly dividend of $0.025 per share, payable August 15, 2002 to shareholders of record on August 1, 2002. The Company currently intends to pay comparable cash dividends on a quarterly basis in the future.

Dividend Reinvestment and Stock Purchase Plan

This plan, introduced in the fall of 1998, gives Casey's General Stores, Inc. common stockholders a convenient and economical way of purchasing additional shares at market prices by reinvesting their dividends in full or in part. Stockholders may also take advantage of the cash payment option to purchase additional shares.

Those wishing to enroll should contact the transfer agent and registrar:

Securities Transfer Division
UMB Bank, n.a.
P.O. Box 410064
Kansas City, Missouri 64141

Investor Inquiries

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6107 or sending written requests to the following address:

Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Corporate information is available at http://www.caseys.com

Annual Meeting

All shareholders and prospective investors are cordially invited to attend the annual meeting at 9:00 a.m., September 20, 2002 at the corporate headquarters in Ankeny, Iowa.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS



DONALD F. LAMBERTI
Chairman



RONALD M. LAMB
President & CEO



JOHN R. FITZGIBBON*
Self-employed financial and operational consultant
Des Moines



KENNETH H. HAYNIE*
Shareholder in the law firm of Ahlers, Cooney, Dorweiler, Haynie, Smith and Allbee, P.C.
Des Moines



JOHN G. HARMON
Secretary–Treasurer



JACK P. TAYLOR*
Chairman & CEO of Taylor Construction Group, a general contractor
Des Moines



PATRICIA CLARE SULLIVAN*
Retired CEO & President of Mercy Health Center Central Iowa
Des Moines

**Members of the Audit Committee*

CORPORATE OFFICERS

Donald F. Lamberti
Chairman

Ronald M. Lamb
President & CEO

Robert J. Myers
Chief Operating Officer

John G. Harmon
Secretary—Treasurer

Jamie H. Shaffer
Vice President & CFO

Terry W. Handley
Senior Vice President

Darryl F. Bacon
Vice President—Food Services

Sam J. Billmeyer
Vice President—Transportation

Hal D. Brown
Vice President—Support Services

Bradley G. Heyer
Vice President—Information Systems

Robert J. Hood
Vice President—Marketing

Cleo R. Kuhns
Vice President—Real Estate–Store Development

Michael R. Richardson
Vice President—Advertising

William J. Walljasper
Vice President—Human Resources

Casey's General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021-8045